TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

06018094

October 24, 2006

SUPPL

MAIL RECEIVED PROCESSING
NOV 0 1 2006
213 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release dated October 23, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

11/6

GLY/kp
Enclosure

File No. 82-34876

TRILOGY ENERGY TRUST
Calgary, Alberta

BLUE MOUNTAIN ENERGY LTD.
Calgary, Alberta

October 23, 2006

TRILOGY SUCCESSFULLY COMPLETES OFFER FOR SHARES OF BLUE MOUNTAIN

Trilogy Energy Trust ("Trilogy") (TSX – TET.UN) is pleased to announce that its wholly-owned subsidiary, Trilogy Acquisition Co. Ltd. ("Trilogy Acquisition"), today took up a total of 20,567,003 common shares ("Blue Mountain Shares") of Blue Mountain Energy Ltd. ("Blue Mountain") (TSX – GAS) deposited in acceptance of Trilogy Acquisition's September 14, 2006 offer to acquire all of the Blue Mountain Shares for $5.50 in cash per share (the "Offer").

The Offer had been subject to certain conditions, including a condition that a minimum of 66 2/3% of the Blue Mountain Shares be deposited in acceptance of the Offer. All of the conditions to the Offer have been satisfied. Trilogy Acquisition now holds a total of 20,567,003 Blue Mountain Shares, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares.

The Offer has now expired. The former directors and officers of Blue Mountain have resigned and have been replaced by nominees of Trilogy.

Trilogy Acquisition's purpose in making the Offer was to acquire all of the issued and outstanding Blue Mountain Shares. Trilogy Acquisition intends to acquire all the Blue Mountain Shares not deposited under the Offer by means of a compulsory acquisition under the *Business Corporations Act* (Alberta). Once it has acquired all of the outstanding Blue Mountain Shares, Trilogy Acquisition will seek to have the shares delisted from the TSX.

Trilogy and Trilogy Acquisition have retained Georgeson Shareholder Communications Canada Inc. to act as Information Agent for the Offer. Inquiries related to the Offer may be directed to the Information Agent at 1-866-390-5137.

Copies of the Offer, the accompanying circular and related documents (in both English and French) have been filed with various securities regulatory authorities in Canada and are available on the SEDAR web site (www.SEDAR.com) under Blue Mountain's profile.

An early warning report concerning the acquisition by Trilogy Acquisition of Blue Mountain Shares under the Offer has been filed by Trilogy Acquisition with various securities regulatory authorities in Canada and will be available on the SEDAR web site (www.SEDAR.com) under Blue Mountain's profile. A copy of the early warning report may also be obtained by contacting any of the officers of Trilogy listed below.

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

About Trilogy

Trilogy is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915

Georgeson Shareholder Communications Canada, Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-800-390-5137